111 S. Wacker Drive
Chicago, IL 60606
www.rrdonnelley.com

April 27, 2015

Melissa Raminpour

Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	R.R. Donnelley & Sons Company
Form 10-K for the Year Ended December 31, 2014
Filed February 25, 2015
File No. 001-04694

Dear Ms. Raminpour,

This letter is being submitted in response to the comment letter dated April 17, 2015 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above referenced report. Set forth below are R.R. Donnelley & Sons Company’s (the “Company”) responses to the comments contained in the Staff’s letter. We have included below each of the Staff’s comments immediately preceding our response thereto.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Year Ended December 31, 2014 as Compared to the Year Ended December 31, 2013, page 28

1.	Please revise to quantify each of the underlying factors that caused net sales to change between periods and ensure that each of the identified underlying cause of material increases or decreases is adequately analyzed. For example, in the Publishing and Retail Services segment, you disclose that net sales decreased 5.1% due to lower volumes in catalogs, magazines and retail inserts, and educational books, price pressures in magazines, catalogs and retail inserts, decreases in pass-through paper sales and lower volume in directories, but you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context. For material increases or decreases due to changes in the mix of products sold, sales prices, productivity levels, etc., consider disclosing quantitative analysis of the number of units sold by product along with the selling price of the product, or other relevant measures, in the current period versus the prior period and address the reasons for any significant changes between the periods. In addition to indicating the product line that accounts for the decrease or increase in sales, please consider explaining why you believe that decrease/increase occurred and your expectations for future sales. Please refer to Item 303 of Regulation SK.

Ms. Melissa Raminpour United States Securities and Exchange Commission	Page 2

Company response:

We respectfully acknowledge the Staff’s request that we quantify the impact of material factors and consider disclosing quantitative analysis of the number of units sold by product along with the selling price of the product. However, the nature of our products and services makes it impractical for us to provide such quantitative analysis. Substantially all of our products and services are completely customized to our customers’ specifications. As a result, we are unable to utilize any standard unit measure to quantify price, volume, and product mix within our product lines or in the aggregate. In our disclosures, we provide discussion of the estimated direction of the impact of volume, price, and product mix in their estimated order of magnitude based on analysis of internal data that is available and management’s understanding of the business environment. We confirm that in future filings we will continue to quantify any material factors impacting sales for which it is practical for us to do so, such as the impact of changes in foreign exchange rates and changes in the amount of pass-through sales of paper or other materials.

Despite our inability to quantify price and volume variances, we believe our discussion includes adequate analysis of the material factors that caused changes in net sales and the underlying reasons for those changes. For example, in the Publishing and Retail Service segment, in addition to the disclosures referenced in the Staff’s comment, we disclose that the reduced volume in educational books was due to a shift in product types funded by states for educational materials and that the lower volume in directories was the result of electronic substitution. We include similar discussion of the material factors impacting sales for each of our nineteen reporting units, along with the actual amount of net sales for each reporting unit for both the current and comparable prior period. We also discuss on page 5 several of the ongoing trends that are impacting volume in these product lines, including e-book substitution for printed books, and shifts in advertiser spending towards electronic media. On pages 21-22, we discuss our expectations for future sales and the underlying factors impacting these expected trends in sales for each segment and major product line.

2.	We note that your results of operations section within MD&A does not include a discussion of the changes in cost of sales for either products or services. Given the significance of such costs to your results of operations for each period presented, please revise and expand your MD&A to separately discuss factors responsible for changes in the levels of your cost of sales during all periods presented in your financial statements as required by Item 303 of Regulation S-K. As part of your revised disclosure, please revise to discuss the impact of each significant component of costs comprising cost of sales that caused cost of sales to materially vary (or not vary when expected to), such as labor, raw materials, etc. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each component to the total change in cost of sales. Please note that even when total amounts of costs of sales do not materially vary from period to period, the impacts of material variances in components of cost of sales that offset each other should be separately disclosed, quantified, and discussed (not netted). Please provide us with an example of your proposed disclosure.

Ms. Melissa Raminpour United States Securities and Exchange Commission	Page 3

Management’s response:

We disclose information related to gross profit for both products and services as this measure and analysis is the focus of management’s review of operating results. Within our gross profit disclosures, the Company discloses the most significant changes in our costs of sales for both products and services.

In future filings, the Company will include separate disclosures on the impact and causes of change for the most significant components of cost of sales for both products and services. We will include quantitative disclosure for items that are material and can be practically quantified. We will ensure that offsetting material variances in components of costs of sales are separately discussed.

Our proposed form of disclosure and the manner in which information will be disclosed in our future filings beginning with our first quarter fiscal 2015 filing is presented below:

Products cost of sales increased $764.7 million, or 0.3% as a percentage of net sales of products for the year ended December 31, 2014 versus the same period in the prior year. Products cost of sales increased primarily due to the acquisitions of Consolidated Graphics and Esselte, wage and other inflation in the International segment and the impact of inventory purchase accounting adjustments of $14.3 million, partially offset by cost control initiatives.

Services cost of sales increased $138.3, or 0.2% as a percentage of net sales from services for the year ended December 31, 2014 versus the same period in the prior year. Services cost of sales increased primarily due to increased transportation costs driven by the growth in logistics volume.

3.	We note your disclosure on page 30 that the effective income tax rate for the year ended December 31, 2014 was 17.9% and was impacted by a $15.2 million tax benefit related to the decline in value of an entity within the Strategic Services segment. Please provide us more details about the nature of this tax benefit and tell us where this amount is included in the reconciliation of the U.S. statutory rate to the effective tax rate in Note 12.

Management’s response:

On December 31, 2014, the Company reorganized and dissolved Helium, a Delaware corporation which was a wholly-owned subsidiary of the Company and a member of the Company’s U.S. federal consolidated group. As a result of the reorganization and dissolution the Company claimed a worthless stock deduction equal to its tax basis in the shares of Helium and also recorded a bad debt deduction. These U.S. tax deductions resulted in a $15.2 million tax benefit in 2014. The dissolution of Helium had no impact on the Company’s pretax earnings; therefore, the entire amount of the deduction impacted the Company’s effective tax rate. In the reconciliation of the U.S. statutory rate to the effective tax rate in Note 12, this benefit is included in the line item “Reorganization”.

Ms. Melissa Raminpour United States Securities and Exchange Commission	Page 4

Notes to the Financial Statements

Note 12. Income Taxes, page F-32

4.	We note in your disclosure that the determination of the amount of unrecognized U.S. income tax liabilities with respect to certain foreign earnings which have been reinvested abroad is not practical. Please revise to disclose the amount of undistributed earnings of foreign subsidiaries that are considered indefinitely reinvested. Please refer to ASC 740-30-50-2.b.

Management’s response:

Undistributed earnings of foreign subsidiaries that are considered indefinitely reinvested outside of the U.S. were approximately $1.7 billion as of December 31, 2014. Upon repatriation of these earnings to the U.S. in the form of dividends or otherwise, the Company may be subject to U.S. income taxes and foreign taxes. The tax cost would depend on income tax laws and circumstances at the time of distribution. We confirm that we will include this disclosure in future Form 10-K filings.

Unaudited Interim Financial Information, page F-48

5.	We note in your disclosure that you describe the effects of certain significant items on an aggregate basis for each respective year. Please revise to clearly disclose how such unusual or infrequently occurring items are material to the results of each quarter. Please refer to Item 302 (a)(3) of Regulation S-K.

Management’s response:

We acknowledge the staff’s request to disclose how any significant, unusual or infrequently occurring items are material to the results of each quarter. In future filings, we will include this separate disclosure in a tabular presentation following the Unaudited Interim Financial Information. Our proposed form of disclosure and the manner in which this information will be disclosed in future Form 10-K filings is presented in Appendix A.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Melissa Raminpour United States Securities and Exchange Commission	Page 5

If any of our responses require further explanation, please do not hesitate to contact me at (312) 326-7710. You may alternatively contact Andrew Coxhead, Senior Vice President and Chief Accounting Officer, at (312) 326-7640.

Sincerely,

/s/ Daniel N. Leib
Executive Vice President and Chief Financial Officer

Appendix A

UNAUDITED INTERIM FINANCIAL INFORMATION

(In millions, except per-share data)

	Year Ended December 31,
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2014
Net sales	$2,673.8	$2,902.5	$2,957.8	$3,069.3	$11,603.4
Gross profit	573.2	662.2	647.6	667.6	2,550.6
Income from operations	96.0	178.2	173.7	68.0	515.9
Net (loss) earnings attributable to RR Donnelley common shareholders	(29.0)	64.7	62.2	19.5	117.4
Net (loss) earnings per diluted share attributable to RR Donnelley common shareholders (a)	(0.15)	0.32	0.31	0.10	0.59
Closing stock price high	20.38	18.30	17.82	17.70	20.38
Closing stock price low	17.15	15.10	15.85	15.02	15.02
Closing stock price at quarter-end	17.90	16.96	16.46	16.81	16.81

2013
Net sales	$2,538.5	$2,571.6	$2,614.9	$2,755.3	$10,480.3
Gross profit	558.3	598.2	570.4	603.6	2,330.5
Income from operations	139.8	173.2	134.6	132.1	579.7
Net earnings attributable to RR Donnelley common shareholders	27.1	65.4	14.7	104.0	211.2
Net earnings per diluted share attributable to RR Donnelley common shareholders (a)	0.15	0.36	0.08	0.56	1.15
Closing stock price high	12.05	14.07	19.26	20.60	20.60
Closing stock price low	8.72	10.98	14.23	15.74	8.72
Closing stock price at quarter-end	12.05	14.01	15.78	20.28	20.28

(a)	The full year amount does not equal the sum of the quarters due to rounding.

Reflects results of acquired businesses from the relevant acquisition dates.

Appendix A

Includes the following significant items:

	Pre-tax					After-tax
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Year ended December 31, 2014
Restructuring, impairment and other charges - net	$45.2	$22.8	$19.9	$45.8	$133.7	$33.5	$11.8	$9.8	$41.9	$97.0
Pension settlement charges	—	—	—	95.7	95.7	—	—	—	58.4	58.4
Loss on debt extinguishment	77.1	—	—	—	77.1	49.8	—	—	—	49.8
Net loss (gain) on Venezuela currency remeasurement	21.8	(3.2)	(0.6)	0.4	18.4	14.9	(0.9)	(0.0)	(0.2)	13.8
Loss on bankruptcy liquidation of RRDA, a subsidiary of RR Donnelley	—	—	16.4	—	16.4	—	—	14.2	—	14.2
Purchase accounting inventory adjustments for Consolidated Graphics and Esselte	12.1	2.2	—	—	14.3	7.6	1.5	—	—	9.1
Net loss (gain) on sale of Journalism Online and GRES	0.8	(0.1)	(11.1)	—	(10.4)	0.4	—	(6.8)	—	(6.4)
Net loss (gain) on bargain purchase of Esselte	(16.6)	6.1	1.0	—	(9.5)	(16.6)	6.1	1.0	—	(9.5)
Acquisition-related expenses	7.7	0.5	—	0.4	8.6	6.2	0.5	—	0.2	6.9
Gain from the sale of the Company’s shares of a previously impaired equity investment	—	—	(3.0)	—	(3.0)	—	—	(1.9)	—	(1.9)
Loss from the impairment of an equity investment	—	—	—	1.3	1.3	—	—	—	0.8	0.8
Tax benefit related to the decline in value and reorganization of an entity within the Strategic Services segment	—	—	—	—	—	—	—	—	(15.2)	(15.2)

	Pre-tax					After-tax
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Year ended December 31, 2013
Restructuring, impairment and other charges - net	$22.7	$19.8	$38.1	$52.9	$133.5	$14.7	$13.4	$23.4	$36.7	$88.2
Loss on debt extinguishment	35.6	—	46.3	—	81.9	23.1	—	30.1	0.7	53.9
Loss on the disposal of MRM France direct mail business in the International segment	—	—	—	17.9	17.9	—	—	—	12.3	12.3
Acquisition-related expenses	1.0	0.1	1.1	3.7	5.9	1.0	0.1	1.1	3.0	5.2
Loss from the impairment of equity investments	—	5.5	—	—	5.5	—	3.6	—	—	3.6
Net loss on Venezuela currency remeasurement	3.2	—	—	—	3.2	3.2	—	—	(0.2)	2.0
Tax benefit related to the decline in value and reorganization of certain entities within the Publishing and Retail Services segment	—	—	—	—	—	—	—	—	(58.5)	(58.5)
Tax benefit for previously unrecognized tax benefits related to the expected resolution of certain federal tax matters	—	—	—	—	—	—	—	—	(7.2)	(7.2)